Ira L. Kotel Partner ira.kotel@dentons.com D +1 212 398-5787	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 dentons.com

June 4, 2018

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

electroCore, LLC

150 Allen Road, Suite 201

Attn: Francis R. Amato

Telephone: +1 (973) 290-0097

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION

FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH

RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE

EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS	CONFIDENTIAL TREATMENT REQUESTED BY ELECTROCORE, LLC

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	ElectroCore, LLC
Registration Statement on Form S-1
Confidentially Submitted on February 13, 2018
(Registration No. 333-225084)
CIK No. 0001560258

Dear Mr. Kruczek:

Rule 83 Confidential Treatment Request by electroCore, LLC.

Request #1

On behalf of ElectroCore, LLC (the “Company”), we submit this supplemental letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) related to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which the Company first confidentially submitted on February 13, 2018 and amended by confidential submission No. 2 on May 12, 2018. The Registration Statement was most recently filed publicly on May 21, 2018 (the “Public Filing”). This letter is also being submitted to respond to comment 9 to the Staff’s comment letter dated March 12, 2018 (the “Comment Letter”) relating to the Registration Statement.

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited prior comment 9 from the Comment Letter in bold face type.

Critical Accounting Policies and Estimates, Determination of Fair Value of Common Units, page 85

9. Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares (as converted from common units) during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

The Company advises the Staff that it preliminarily estimates a price range (assuming a one-to-one conversion ratio of the Company’s units to shares of common stock to be effective immediately following the effectiveness of the Registration Statement1) of approximately $[***] to $[***] per share pre-split (the “Price Range”) for its initial public offering (“IPO”). This represents a pre-offering equity value of the Company of $[***] million to $[***] million.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were: (i) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (ii) the Company’s financial condition and prospects; (iii) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (iv) recent performance of IPOs of companies in the pharmaceutical and medical device sectors; and (v) input received from the lead underwriters, including discussions that took place on May 18, 2018 between senior management of the Company and representatives of the underwriting syndicate, including Evercore Group L.L.C., the lead underwriter for the offering. The Price Range does not take into account the current lack of liquidity for the Company’s membership units and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

[1]	The Company advises the Staff that actual split ratio is expected to vary in order to provide for a customary offering price per share of common stock, but that for ease of reference, the historical conversion ratio, prices and values are used in this letter.

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The Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will not be in excess of 20% of the high end of the range, as adjusted to give effect to any change in the conversion ratio. The parameters of the narrower price range to be included in an amendment to the Registration Statement that would shortly precede the road show will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Equity-Based Compensation Transactions since June 1, 2017

The Company is supplementally providing information and analysis with respect to equity-based compensation granted to employees and consultants under its equity incentive arrangements since June 1, 2017.

The Company periodically grants common units (the “Common Units”) to certain of its employees, managers and consultants. These Common Units are issued as “profits interests” (the “Profits Interests”) for tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate only in the Company’s future appreciation from and after the date of grant of the applicable Profits Interests. The Company utilizes the fair value of its Common Units (as determined by applying the methodologies described below) to set the fair value of its Profits Interests at the time of grant.

In order to equate the value of these Profits Interests to the common stock of a corporation, the Company believes that the appropriate comparison is to the fair value of the Profits Interests, as of each respective grant date, at a minimum enterprise valuation threshold (the “Enterprise Valuation Threshold”), because the Enterprise Valuation Threshold and the distribution preferences will terminate upon the Company’s conversion to a corporation.

The table below sets forth a summary of the equity awards granted since June 1, 2017. Included in the summary table is the Grant Date, the Enterprise Valuation Threshold and the per unit fair value of a Common Unit at the Grant Date.

	electroCore, LLC – Profits Interests
Grant Date	Enterprise Valuation Threshold[2]	Number of Units Underlying Grants	Enterprise Valuation Threshold per Common Unit at Grant Date
6/1/17	$81,100,000	10,000	$0.17
6/1/17	$81,100,000	200,000	$0.17
8/16/17	$142,760,000	200,000	$0.50[3]
8/18/17	$142,760,000	10,970,335	$0.21
10/16/17	$227,230,000	235,000	$0.35
11/13/17	$227,230,000	25,000	$0.35
11/16/17	$227,230,000	50,000	$0.35
11/23/17	$227,230,000	6,723,754	$0.35
12/1/17	$227,230,000	150.000	$0.35
12/4/17	$227,230,000	10,000	$0.35
1/1/18	$294,370,000	18,919,665	$0.69
1/29/18	$294,370,000	90,000	$0.69
3/1/18	$294,370,000	150,000	$0.69
4/1/18	$303,450,000	75,000	$0.77
4/9/18	$303,450,000	50,000	$0.77
4/16/18	$303,450,000	60,000	$0.77

[2]	All Profits Interests are subject to an Enterprise Valuation Threshold that must be met upon a liquidity event, such as a change of control, dissolution, or sale of the company, before the participant is entitled to a distribution in respect of such Profit Interest. The holders of Profits Interests only participate in a distribution to the extent that the Enterprise Valuation Threshold of their Profits Interests is exceeded.
[3]	The Company made this grant above the Enterprise Valuation Threshold. The Enterprise Valuation Threshold per Unit at the date of this grant was $0.21.

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Company Methodology in Determining Fair Value

As described beginning on page 89 of the Registration Statement, the Company regularly performs contemporaneous valuations of its Units, including its Common Units, to assist the Company’s Board of Managers (the “Board”) in determining the fair value of its Common Units for purposes of granting the Profits Interests as a form of equity based compensation. The Board has generally considered numerous objective and subjective factors it believes to be relevant as of the grant date, including (i) contemporaneous reports prepared by an independent third-party valuation specialist, (ii) valuations derived from the Company’s recent financing transactions, (iii) the Company’s stage of development, (iv) the Company’s operating and financial performance, and (v) general business and financial market conditions in the pharmaceutical and medical device sectors. As disclosed in the Registration Statement, the Company’s Common Unit valuations were prepared using the discounted cash flow (“DCF”) method, a form of the income approach, to estimate its equity values. In order to estimate equity value, the DCF method uses the estimated present value of future net cash flows for the expected life of the related assets or business, discounted at a rate of return that considers the relative risk of achieving those cash flows, the time value of money and the current stage of development of the business. The total fair value of equity on a marketable basis was then allocated between each class of equity, including Common Units, preferred units, Profits Interests, and warrants, applying a hybrid method of allocation. Under the hybrid method, a probability-weighted expected return method and an option pricing model were utilized.

The probability weighted expected return method (“PWERM”) is based upon an analysis of future outcomes probability weighted. The assumed future outcomes include an IPO, merger or sale, dissolution, and/or going concern. When applying the method, the analyst must estimate future cash flows and the associated future values. Then the value is allocated to each class of equity, discounted to the present value, and finally assigned probabilities to future outcomes. This method is generally considered to be conceptually sound by valuation experts and explicitly considers the rights of each class at the date in which those rights will be considered. Furthermore, it is forward looking, not static, capturing the future value that is anticipated to be created in the future. However, the method can be complex and requires a number of assumptions. The Company utilized a PWERM for its initial IPO scenario since its financing requirements and associated changes in the capitalization table were fairly certain.

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The Option Pricing Method (“OPM”) treats the common and preferred equity of the Company as call options on the enterprise’s value. The OPM applies the Black-Scholes model to price the call options. The option’s exercise price is based on a comparison with the enterprise value of the Company rather than, as in the case of a “regular” call option, a comparison with a per-share stock price. Both the common and preferred equity have, at the time of a liquidity event, “payoff diagrams” that consider the relevant rights of each class of equity – including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations – upon liquidation of the enterprise. The method implicitly considers the effect of the liquidation preference as of the future liquidation date, not as of the valuation date. This method is often characterized as costly, complex, and difficult to formulate assumptions. However, over time, this method has gained widespread acceptance among valuation practitioners and auditors alike. The Company utilized an OPM to allocate value to the various tranches of equity for the strategic exit and second IPO attempt due to the unknown capital raises required to achieve exit over long holding periods.

Factors Contributing to the Difference Between the Grant Date Estimated Fair Value and the Price Range

In determining the estimated fair value of the Common Units for purposes of determining the fair value of Profits Interests granted, the Board and management consider the most recent contemporaneous independent third-party valuations of the Company’s Common Units and an also assessment of the objective and subjective factors described above. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s operating and financial performance, and general business and financial market conditions in the pharmaceutical and medical device sectors. Each of the Common Unit valuations since June 1, 2017 are discussed below.

June 2017: Prior to June 30, 2017, the Company had independent third-party valuations of its Common Units performed on an annual basis rather than on a quarterly basis. On June 1, 2017, the most recent independent third party valuation of the Common Units was determined as of September 30, 2016 and indicated a fair value of the Common Units of $0.17 per unit. The Enterprise Valuation Threshold as of the valuation date was $81,100,000.

August 2017: In August 2017, the Company sold Series B Preferred Units at a price of $0.70 per unit raising net proceeds of $35,800,000 million in the aggregate. The Company and its Board believe that the purchase price for the Series B Preferred Units of $0.70 provides evidence of a freely negotiated, arm’s-length transaction with knowledgeable buyers. The Series B Preferred Units retained preferences over the Company’s Series A Preferred Units and Common Units including the Profits Interests, pursuant to the Company’s limited liability company agreement, resulting in a difference in the purchase price of the Series B Preferred Units and fair value of the Common Units including Profits Interests. The Company had a third-party valuation performed in conjunction with the Series B Preferred Unit financing (the “Series B Financing”), which utilized the DCF methodology and indicated a fair value of the Common Units of $0.21 per unit. The Enterprise Valuation Threshold as of the valuation date was $142,760,000. The derived Enterprise Threshold Value was allocated between the various tranches of equity utilizing a PWERM and OPM, as described above, considering three potential exit strategies at the valuation date. The exit strategies included an initial IPO, strategic acquisition and second IPO attempt if the initial IPO was unsuccessful.

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October 2017 to December 2017: The Company determined that the fair value of the Common Units on September 30, 2017 was $0.35 per unit. The Company considered and relied in part on the valuation of a third-party specialist in the determination of fair value. In this contemporaneous valuation, the DCF methodology was used to develop an estimate of the aggregate value of the Company’s membership units. The Company also consummated additional closings under the Series B Financing, pursuant to which the Company sold Series B Preferred Units at a price of $0.70 per unit raising additional net proceeds of $37,800,000 million. The Enterprise Valuation Threshold as of the valuation date was $227,230,000, which was in line with the post-money valuation of the Series B Financing of approximately $233,000,000.

January 2018 to March 2018: The Company determined that the fair value of the Common Units on December 31, 2017 was $0.69 per unit. The Company considered and relied in part on the valuation of a third-party specialist in the determination of fair value. In this contemporaneous valuation, the DCF methodology was used to develop an estimate of the aggregate value of the Company’s membership units, as well as the post-money valuation of the Series B Financing of approximately $305,000,000. The Enterprise Valuation Threshold as of the valuation date was $294,370,000. The increase in the fair value of the Common Units between September 30, 2017 and December 31, 2017 was primarily driven by the increase in the enterprise value and the probability of an IPO increasing from 25% to 85%.

April 2018: The Company determined that the fair value of the Common Units on March 31, 2018 was $0.77 per unit. The Company considered and relied in part on the valuation of a third-party specialist in the determination of fair value. In this contemporaneous valuation, the DCF methodology was used to develop an estimate of the aggregate value of the Company’s membership units, as well as the post-money valuation of the Series B Financing of approximately $305,000,000. The slight increase in value from December 31, 2017 through March 31, 2018 was primarily driven by the increase in the present value factor and reduction in the discount for lack of marketability as the Company moved three months closer to its potential IPO.

The Company has not granted any additional equity awards since April 16, 2018. The Company believes that the differences between the valuations from June 1, 2017 to April 16, 2018, which reflects a range of total equity value of approximately $81,100,000 to $303,450,000 and a fair value of the Common Units including the Profits Interests at an Enterprise Valuation Threshold of $0.17 to $0.77 per unit, and the estimated Price Range are primarily the result of the following factors:

•

The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, because stockholders have the ability to liquidate their shares on The Nasdaq Global Select Market. This eliminates the need to apply a discount for lack of marketability to a minority interest in a closely-held business where no public market exists to sell or liquidate shares. Accordingly, the Company’s analysis, as of the dates between June 1, 2017 and April 16, 2018, appropriately applied a DLOM for the Common Units and Profits Interests and the most recent determination of the fair value of the Common Units including the Profits Interests at an Enterprise Value Threshold would be approximately $0.77 per unit.

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•

The holders of the Company’s preferred equity currently enjoy substantial economic rights and preferences superior to those of the holders of its Common Units and the Profits Interests, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Units and Profits Interests and liquidation payments in preference to holders of Common Units and Profits Interests and also greater voting and future participation rights. The Price Range described assumes the conversion of all of the Company’s preferred equity in shares of common stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred units results in a higher valuation.

•

The Company’s establishment of its proprietary product registry to enroll patients diagnosed with episodic cluster headache which increases the Company’s likelihood of gaining reimbursement approval from the national and regional commercial insurance payors in the United States.

•

The Company continued to advance its lead product candidate, including receiving FDA clearance for its GammaCore Sapphire in December 2017 and its GammaCore therapy for the acute treatment for pain associated with migraine in adults in January 2018.

•

As previously mentioned, the valuations assume three separate exit scenarios, including an initial IPO, strategic exit and second IPO attempt if the initial IPO is unsuccessful. The IPO pricing includes only a successful IPO, which resulted in the highest Enterprise Value Threshold of the three exit scenarios. As such, elimination of the other two exits creates a higher Enterprise Value Threshold.

•

As the likelihood of an IPO increased between June 1, 2017 and April 16, 2018, the probability of the initial IPO scenario generally increased in tandem, which created a greater allocation of value to this scenario. Furthermore, the allocation of the expected IPO pricing to the various tranches of equity was discounted to the present value at a rate of return commensurate with the underlying risk of the Company. An actual IPO would eliminate the need to discount the allocation of enterprise value to each tranche of equity since the IPO value is in present terms.

•

The successful completion of the IPO would strengthen the Company’s balance sheet and provide the Company with access to the public company equity and debt markets to fund the research and development of its product candidates.

In conclusion, taking into account the Price Range and the foregoing discussion, the Company believes that its Profits Interests-based compensation pricing and fair value determinations underlying its accounting treatment of the Profits Interests-based compensation described above are reasonable and appropriate.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The undersigned respectfully requests that the Staff return this letter to him at the address included on the letterhead above pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. I have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

Should you have any questions, please do not hesitate to contact Ira L. Kotel at (212) 398-5787.

Sincerely,

/s/ Ira L. Kotel
Ira L. Kotel

Enclosures

cc:	Francis R. Amato, ElectroCore, LLC

[***] CONFIDENTIAL TREATMENT REQUESTED BY ELECTROCORE, LLC